November 6, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	DarkPulse, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 12, 2024
File No. 333-276114

Dear Ms. Krebs:

We are in receipt of your letter dated October 10, 2024, setting forth certain comments to the Amendment No. 2 to the Registration Statement on Form S-1, which was filed on September 12, 2024 by DarkPulse, Inc., a Delaware corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 2 to Form S-1

Prospectus Summary, page 2

1.	We note your revisions made in response to prior comment 1. As you only recently completed development activities of your BOTDA system and built two units for demonstration to customers, please provide the bases for your claims about the abilities, applications and advantages of your BOTDA technology and systems. In addition, discuss the components of a BOTDA system unit and how a customer would deploy the system as currently built.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”) which provides the bases for the Company’s claims about the abilities, applications and advantages of its BOTDA technology and systems. In addition, discission has been added about the components of a BOTDA system unit and how a customer would deploy the system as currently built.

Risk Factors

Due to the failure of GSD to consummate a business combination with DarkPulse by February 9, 2024..., page 7

2.	You indicate that you have expended an estimated $1,821,823 in connection with the attempted business combination with Global System Dynamics, Inc. ("GSD"). Please add to this total the $1.5 million you paid to become GSD's sponsor. Disclose whether GSD has redeemed the remaining public shares and has been liquidated and dissolved. Disclose whether you are or could be responsible for the costs of liquidation and dissolution or the claims of creditors.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which adds $1.5 million paid to become GSD’s sponsor to the total expended estimate in connection with the attempted business combination with Global System Dynamics, Inc. (“GSD”).

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Equity Financing Agreement, page 31

3.	Please disclose why you entered into the Third Amended Equity Financing Agreement with GHS Investments LLC on August 14, 2024.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which disclosed why the Company entered into the Third Amended Equity Financing Agreement with GHS Investments LLC on August 14, 2024.

Acquisitions, page 53

4.	In response to prior comment 7, you point to the Form 8-K/A filed on May 24, 2024 that reported that, "After signing the Agreement [with Optilan (UK) Limited (in liquidation) and the joint liquidators], the Company and the parties to the Agreement discovered ambiguity in certain language within the Agreement most notably related to (3) 'Applicable Intellectual Property Rights' and (1) 'Excluded Intellectual Property Rights.' The Company has made a partial payment of $30,000 toward the Purchase Price and is conducting additional due diligence. Once the remaining due diligence is completed, the Company will make the final payment $35,000 and close the acquisitions." Please indicate the nature of the ambiguity and when you became aware of the ambiguity. Furthermore, in light of the fact that the agreement was entered into and closed on September 11, 2024, disclose how the ambiguity was resolved and whether any revisions or supplemental agreements were made with respect to how the ambiguity was resolved. If material, file the agreement as an exhibit. If you do not believe the agreement should be filed, explain why and supplementally provide us with a copy of the agreement.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which indicates the nature of the ambiguity and when the Company became aware of the ambiguity. In addition, disclosure was added to disclose how the ambiguity was resolved and whether any revisions or supplemental agreements were made with respect to how the ambiguity was resolved. A copy of the agreement has been filed as Exhibit 4.5 to the Amendment.

5.	Please specify what assets you received under the sale agreement with Optilan (UK) Limited (in liquidation), what was excluded and the extent to which the assets can be used in your operations. It appears that you now own the shares of the two Optilan entities and certain intellectual property rights, but do not have any of their facilities, operating assets, works-in-progress, raw materials, insurance policies, employees or the "Excluded Intellectual Property Rights."

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which specifies which assets the Company received under the sale agreement with Optilan (UK) Limited (in liquidation), what was excluded and the extent to which the assets can be used in the Company’s operations.

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Legal Proceedings, page 60

6.	Refer to the legal proceeding, TJM West, Inc v Thomas J McCarthy Family Limited Partnership. Please clarify what facilities are at issue and whether the facilities are the company's manufacturing facilities. You indicate that you were locked out of TJM West's facilities, received a temporary restraining order and that the landlord terminated the lease. Disclose if you currently have access to or a lease for the facilities. If material, discuss the impact of this legal proceeding on the company through risk factor disclosure and in your management's discussion and analysis. In this regard, we note your disclosure that your sales of products are primarily generated from your TJM subsidiaries and that you generated no revenues from TJM Electronics West, Inc. in the first six months of 2024.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses if the Company currently has access to or a lease for the facilities. The Company does not believe the impact of this legal proceeding on the Company to be material since the Company has moved away from the idea of building its own patented hardware and instead has partnered with Sanmina.

7.	Please expand your disclosure about the settlement agreement with GS Capital Partners LLC to describe the history of the legal proceedings and the terms of the settlement agreement. Add a risk factor that discusses the terms of the settlement agreement and its dilutive effects on shareholders and the market price of your shares. Disclose the number of shares you would have to issue to GS Capital Partners to satisfy the judgement based on your most recent volume weighted average price.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which expands its disclosure about the settlement agreement with GS Capital Partners LLC to describe the history of the legal proceedings and the terms of the settlement agreement. In addition, a risk factor has been added that discusses the terms of the settlement agreement and its dilutive effects on shareholders and the market price of the Company’s shares. Lastly, the Company has disclosed the number of shares it would have to issue to GS Capital Partners to satisfy the judgement based on its most recent volume weighted average price.

Security Ownership of Certain Beneficial Owners and Management, page 68

8.	You indicate throughout the registration statement that Dennis O'Leary holds all 100 shares of Series A Super Voting preferred stock through which he has majority control over the voting power of the company. Disclose the material terms of this Series A preferred stock. Include these shares in the beneficial ownership table. Since both the Series A and Series D preferred shares have super-voting rights, add a column to the beneficial ownership table to disclose the percentage voting power of each person.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses the material terms of the Series A preferred stock. The shares have also been included in the beneficial ownership table including a column to the beneficial ownership table to disclose the percentage voting power of each person.

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Recent Sales of Unregistered Securities, page II-5

9.	Please explain why you removed from the table showing the shares sold pursuant to the 2022 Equity Finance Agreement with GHS Investments (i) one of the 10/14/22 sales of 35,628,020 shares for $500,000, and (ii) the 9/5/23 sale of 100 million shares for $100,000. Your response to prior comment 10 does not explain this change to the table

RESPONSE: The two transactions were removed from the table showing shares sold pursuant to the 2022 Equity Finance Agreement with GHS Investments because they were not made uder the 2022 Equity Finance Agreement with GHS Investments and were previously included erroneously. The two transactions have been moved to a more appropriate place in the section.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Dennis O’Leary, CEO

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